Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-00000) and related Prospectus of Archer-Daniels-Midland Company for the registration of debt securities, common stock, warrants to purchase debt securities, warrants to purchase common stock, stock purchase contracts or stock purchase units, and to the incorporation by reference therein of our reports dated February 28, 2013, with respect to the consolidated financial statements and schedule of Archer-Daniels-Midland Company, and the effectiveness of internal control over financial reporting of Archer-Daniels-Midland Company, included in the Transition Report on Form 10-K for the transition period ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

May 10, 2013